UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NEW YORK & COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-32315	33-1031445
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

450 West 33rd Street, 5th Floor; New York, New York	10001
(Address of principal executive offices)	(Zip Code)

Sheamus Toal

(212-884-2000)

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of New York & Company, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2013.

The description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process is included in our Conflict Minerals Report attached as an exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.02 to this Form SD, and is publicly available at www.nyandcompany.com under “Corporate Governance.”

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.02 hereto.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEW YORK & COMPANY, INC.
(REGISTRANT)

By:	/s/ SHEAMUS TOAL
Sheamus Toal Executive Vice President and Chief Financial Officer

Date: May 30, 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD